[	NEWS RELEASE
Kelso Technologies Inc.

(The “Company” or “Kelso”)	May 20, 2014
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

KELSO TO TRADE ON TORONTO STOCK EXCHANGE MAY 22, 2014

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has been approved for listing and will commence trading on the Toronto Stock Exchange, Canada’s senior stock exchange at the open of markets on Thursday, May 22, 2014. The Company’s shares will be delisted from the TSX Venture Exchange upon commencement of trading on TSX.

The Company’s shares will continue to trade under the stock symbol “KLS” upon listing on the Toronto Stock Exchange.

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport.  Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.  The Company is experiencing multi-million dollar revenue growth based on customer adoption criteria for our commercial products which is partly due to increased regulatory activity over concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618 Email: bond@kelsotech.com	Telephone: 604-590-1525 Email: lee@kelsotech.com	7773 – 118A Street North Delta, BC, V4C 6V1 www.kelsotech.com